

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2021

Scott M. Haralson
Senior Vice President and Chief Financial Officer
Spirit Airlines, Inc.
2800 Executive Way
Miramar, FL 33025

      Re: Spirit Airlines, Inc.
           Amended Form 10-K for Fiscal Year Ended December 31, 2019
           Filed April 16, 2020
           File No. 001-35186

Dear Mr. Haralson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Energy & Transportation